Exhibit 2.2

March 3, 2003

Cementos Pacasmayo S.A.A.

Pasaje El Carmen No. 180
Urb. El Vivero de Monterrico, Surco
Lima 33 — Peru

Attention: Lino Abram, Chief Executive Officer

Dear Sirs:

Subject: Proposed Arrangement with Zemex Corporation

We refer to the arrangement agreement (the “Arrangement Agreement”) proposed to be entered into between Zemex Corporation (“Zemex”), Cementos Pacasmayo S.A.A. (“Parentco”) and 6012639 Canada Inc. (“Subco”) providing for the acquisition by Subco of all of the issued and outstanding common shares of Zemex (the “Arrangement”).

We represent and warrant that: (i) we beneficially own 3,055,176 common shares of Zemex (the “Securities”) with good and marketable title thereto and free and clear of any encumbrances or any other rights or claims of others; and (ii) we have full power and authority to fulfill our obligations hereunder and doing so will not violate or conflict with applicable law or any agreement instrument or document to which we are party or by which we are bound.

We understand that you wish to have our agreement that we support the Arrangement and will not conduct ourselves in a manner that is inconsistent with the completion with the Arrangement. Accordingly, we covenant and agree that, during the period from the date of this letter to the Letter Termination (as hereinafter defined), we will: (i) not sell, option, transfer or otherwise encumber the Securities or any interest therein; (ii) not solicit a competing transaction or otherwise knowingly take any action of any kind which is reasonably likely to reduce the likelihood of success of the Arrangement; (iii) not grant or agree to grant any proxy or other right to vote the Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind as to the Securities; (iv) not do indirectly anything that we have agreed not to do directly in this Agreement; and (v) deposit all of the Securities, together with a duly completed and executed letter of transmittal, with the depositary specified in the plan of Arrangement in accordance with the terms thereof.

In addition, we irrevocably covenant and agree in favour of Parentco and Subco that, unless the Letter Termination has occurred: (i) we will vote or to cause to be voted the Securities in favour of the Arrangement and all other matters related thereto including in connection with any separate vote of any sub-group of securityholders that may be required to be taken and of which sub-group we form a part; (ii) we will not exercise any rights of dissent provided under the Arrangement, any applicable laws or otherwise in connection with the Arrangement or any other corporate transaction considered at the Special Meeting of Zemex in connection with the Arrangement.

Notwithstanding any other provision of this letter, our obligations hereunder shall automatically terminate (the “Letter Termination”): (i) if the Arrangement Agreement is amended without our prior written consent to reduce the amount of the consideration payable thereunder in respect of the Securities; (ii) if the Arrangement Agreement is terminated for any reason; (iii) if the directors of Zemex withdraw their approval of the Arrangement or approve or recommend any Competing Proposal (as defined in the Arrangement Agreement; or (iv) if the representations and warranties of each of Parentco and Subco as set forth in the Arrangement Agreement are not true and correct or Parentco or Subco have not complied with all of their covenants to Zemex contained in the Arrangement Agreement and such non-compliance has not been curred within five business days after receipt of written notice of such non-compliance, delivered by us or Zemex.

We confirm that this letter agreement constitutes our legal, valid and binding obligation and is enforceable against us in accordance with its terms. We also recognize and acknowledge that this Agreement is an integral part of the transactions contemplated in the Arrangement Agreement, that Parentco and Subco will not enter into the Arrangement Agreement unless this Agreement is executed, and accordingly acknowledge and agree that a breach by us of any covenants or other commitments contained in this Agreement will cause Parentco and Subco to sustain injury for which they would not have an adequate remedy at law for money damages. Therefore, we agree that in the event of any such breach, you shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which you may be entitled, at law or in equity and further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or equitable relief.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

We look forward to the successful completion of the Arrangement.

Yours truly,

DUNDEE BANCORP INC.

Authorized Signatory	Authorized Signatory

Acknowledged and agreed this 3rd day of March, 2003.

CEMENTOS PACASMAYO S.A.A.

By:

6012639 CANADA INC.

By: